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PRESS RELEASE                                              FOR IMMEDIATE RELEASE
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For further information, please contact:

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Mr. Li Chunqing                                         Tel: (86) 432-390 3651
Jilin Chemical Industrial Company Limited               Fax: (86) 432-302 8126
                                                        E-mail: jcic@jcic.com.cn

Ms. Gladys Lee                                          Tel: (852) 2838 1162
Fortune China Public Relations Ltd.                     Fax: (852) 2834 5109
                                                        E-mail: gladys.lee@fortunechina.com.hk
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                         ANNOUNCES 2004 INTERIM RESULTS

(Jilin City/ Hong Kong, July 28, 2004) ---- Jilin Chemical Industrial Company Limited (the "Company") (HKSE: 0368, NYSE: JCC) announced its unaudited results for the six months ended June 30, 2004, prepared under the International Financial Reporting Standards.

Turnover for the six months ended June 30, 2004 was approximately RMB13,730 million (approximately US$1659 million) representing an increase of 147.9 per cent as compared with the first six months of 2003. Net profit amounted to approximately RMB606 million (approximately US$73 million). Earnings per share for the six months ended June 30, 2004 was RMB0.17 (approximately US$0.02).

The board of directors of the Company has resolved not to declare any interim dividend for the six months ended June 30, 2004.

During the first half of 2004, guided by the principles set down at the beginning of the year, that is, "strict and micro management", the Company ensured that the work safety and implementation of its goal was its principal responsibility. The Company seized the opportunity afforded by a rise in the

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rise in the price of its products, to further enlarge production output and sales and strengthen financial management. Together with the reduction in costs, the Company has been able to succeed in various projects and the Company's profile have continued to rise and the major technical and economic targets have reached their historical high.

For the first half of 2004, in accordance with PRC GAAP, actual realized sales revenue from the sale of the Group's petroleum products was RMB6,431.75 million, which accounted for 51% of the revenue from principal business activities and the requisite cost of sales was RMB6,132.24 million, with a gross profit margin of 5%; actual realized sales revenue from the sale of petrochemical and organic chemical products was RMB5,062.35 million, which accounted for 40% of the revenue from principal business activities and the requisite cost of sales was RMB3,925.91 million, with a gross profit margin of 22%. Under IFRS, realized sales actual revenue from the sales of the Group's petroleum products was RMB6,212.55 million which accounted for 45% of the revenues; realized sales actual revenue from the sales of petrochemical and organic chemical products was RMB5,493.96 million which accounted for 40% of the revenues.

During the second half of 2004, the Company shall follow the overall arrangements and rate of progress set down at the beginning of the year, overcoming all adverse factors and ensuring the further implementation of various projects. To achieve this, the Company is fully committed to strengthen its safe production management methods so as to ensure its production facilities run safely, realiably and at full capacity. The Company shall ensure that all hidden dangers be eliminated and further improve production methods, product mix and capital resources through the observance of market forces. The Company shall optimize the allocation of resources; secure the procurement of raw materials and fuel in large quantities (which include crude oil, Russian crude oil and coal) in order to ensure maximum economies of scale, and further enhance efficiency and development potentials. The Company aims to maximize both the national and overseas resources, to expand the size of its market and raise the competitiveness of its products. Through strengthening of its financial management and strictly implementing its internal controls for financial




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management purposes, the Company aims to further reduce the proportion of interest bearing borrowings and efficiently deploy its capital. The Company expects the processing capacity for crude oil to reach over 3 million tons in the second half of 2004. Subject to crude oil prices not increasing at a significant level and the petrochemical market remaining relatively stable, the Company shall endeavour to increase its profiles to 200% to 250% for the nine months ending September 30th, 2004 as compared to the same period in 2003.

* IN THIS STATEMENT, AMOUNTS IN RENMINBI HAVE BEEN CONVERTED INTO UNITED STATES DOLLARS AT THE RATE OF US$1.00=RMB8.2766, AS ANNOUNCED BY THE PEOPLE'S BANK OF CHINA AS OF JUNE 30, 2004.
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